SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 9)

                     INTERNATIONAL SPECIALTY PRODUCTS INC.
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                               (Name of Issuer)

                    Common Stock, par value $.01 per share
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                        (Title of Class of Securities)

                                  460337 10 8
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                                (CUSIP Number)

                           Richard A. Weinberg, Esq.
                       c/o ISP Management Company, Inc.
                                1361 Alps Road
                            Wayne, New Jersey 07470
                                (973) 628-3520

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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 7, 2002
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                        (Continued on following pages)

                              (Page 1 of 7 Pages)

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CUSIP No.  460337 10 8               13D         Page 2 of 7 Pages
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   1.      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

               Samuel J. Heyman
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   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                 (b) [x]

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   3.      SEC USE ONLY

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   4.      SOURCE OF FUNDS

               SC
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   5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
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   6.      CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
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                  7.      SOLE VOTING POWER
  NUMBER OF
                              52,567,240
    SHARES     ----------------------------------------------------------
                  8.      SHARED VOTING POWER
 BENEFICIALLY
                              0
 OWNED BY EACH ----------------------------------------------------------
                  9.      SOLE DISPOSITIVE POWER
  REPORTING
                              52,567,240
  PERSON WITH  ----------------------------------------------------------
                  10.     SHARED DISPOSITIVE POWER

                              0
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   11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               52,567,240
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   12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                     [ ]
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   13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               80.9%
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   14.   TYPE OF REPORTING PERSON

               IN
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


------------------------------- -------------- --------------------------------
CUSIP No.  460337 10 8               13D         Page 3 of 7 Pages
------------------------------- -------------- --------------------------------


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   1.      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

               Heyman Joint Venture II LLC
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   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                 (b) [x]

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   3.      SEC USE ONLY

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   4.      SOURCE OF FUNDS

               SC
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   5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
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   6.      CITIZENSHIP OR PLACE OF ORGANIZATION

               Connecticut
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                  7.      SOLE VOTING POWER
  NUMBER OF
                              0
    SHARES     ----------------------------------------------------------
                  8.      SHARED VOTING POWER
 BENEFICIALLY
                              114,336
 OWNED BY EACH ----------------------------------------------------------
                  9.      SOLE DISPOSITIVE POWER
  REPORTING
                              0
  PERSON WITH  ----------------------------------------------------------
                  10.     SHARED DISPOSITIVE POWER

                              114,336
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   11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               114,336
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   12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                     [ ]
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   13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.2%
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   14.   TYPE OF REPORTING PERSON

               OO
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


         This Amendment No. 9 (this "Amendment No. 9") to Schedule 13D relates to the common stock, par value $.01 per share, of International Specialty Products Inc., a Delaware corporation ("ISP"), and amends the statement on
Schedule 13D originally filed on July 3, 1991 by Samuel J. Heyman, GAF Corporation, G-I Holdings, Inc., G Industries Corp. and GAF Fiberglass Corporation (formerly known as GAF Chemicals Corporation), as amended by Amendment No. 1 filed on January 9, 1997, Amendment No. 2 filed on April 1, 1998, Amendment No. 3 filed on July 24, 1998, Amendment No. 4 filed on August 25, 2000, Amendment No. 5 filed on April 6, 2001, Amendment No. 6 filed on August 21, 2001, Amendment No. 7 filed on March 27, 2002 and Amendment No. 8 filed on July 9, 2002.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The aggregate transaction consideration described below in Item 4 is expected to be approximately $130 million. It is anticipated that the transaction consideration would be paid out of available funds of ISP.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is amended and supplemented to include the following information:

         Going Private Transaction

         On November 7, 2002, ISP issued the Press Release included as Exhibit E to this Schedule 13D, which is incorporated by reference herein.

         Mr. Heyman (the "Stockholder") and a Special Committee of the Board of Directors of ISP have reached an agreement on a going private transaction in which the holders of ISP's publicly traded shares would receive $10.30 in cash per share. The agreement followed a determination by the Special Committee that the transaction consideration is fair to ISP's public shareholders. The Special Committee, which consists of ISP directors who are not officers of ISP, has been negotiating with the Stockholder regarding his previously announced proposal of $10 per share. Lehman Brothers Inc. served as financial advisor to the Special Committee.

         The transaction is expected to proceed as a merger and is subject to the approval by ISP's Board of Directors and execution of a definitive merger agreement. ISP's Board of Directors is expected to meet to consider approval of a definitive merger agreement within the next few days. If the merger agreement is approved by ISP's Board of Directors as anticipated, completion of the merger will be subject to certain closing conditions, including approval by holders of a majority of ISP's shares and approval by holders of a majority of the votes cast by holders of shares not beneficially owned by the Stockholder or the directors or officers of ISP.

         The Stockholder beneficially owns approximately 80.9% of ISP's outstanding shares of stock.

         It is anticipated that, upon consummation of the transaction, the ISP common stock would be delisted from trading on the New York Stock Exchange and deregistered with the Securities and Exchange Commission.

         Other than changes in the capitalization, corporate structure and/or governing documents resulting from the transaction, and other than the intention to cause the Board of Directors of ISP following consummation of the proposed transaction to be comprised solely of the Stockholder and certain members of ISP's Board of Directors who are also members of ISP's management, the Stockholder has no present plans or proposals with respect to any other action referred to in instructions (a) through (j) of Item 4 of the form of
Schedule 13D. The Stockholder expressly reserves the right to change its business plans, operations and management arrangements with respect to ISP based on future developments. In addition, the Stockholder reserves the right to make dispositions from time to time prior to the closing of the transaction of shares of common stock owned by Heyman Joint Ventures II LLC (up to 114,336 shares) to the extent permitted by the transaction agreements and applicable law.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

         Item 5(a) and (b) is amended and supplemented to include the following information:

         (a), (b) As of the close of business on November 6, 2002, the reporting persons may be deemed to beneficially own, in the aggregate, 52,567,240 shares of ISP common stock (of which 239,200 represent shares underlying options awarded to the


                                 (Page 4 of 7)

Stockholder under ISP's stock option plan that are exercisable within 60 days of the filing of this Amendment No. 9), representing approximately 80.9% of the ISP common stock outstanding on August 9, 2002, as set forth in ISP's Quarterly Report on Form 10-Q filed on August 14, 2002.

         The information in this section is hereby amended to reflect the information contained in the cover pages, all of which is incorporated herein by reference.

         Item 5(c) is amended and supplemented to include the following information:

         (c) No transactions in shares of ISP common stock were effected during the past 60 days by any reporting person or, to the knowledge of the reporting persons, any person disclosed in response to Item 2.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         Item 6 is amended to include the following:

         See "Item 4. Purpose of Transaction" for a description of the announcements by ISP on November 7, 2002.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is amended to include the following:

         E. Press Release of ISP issued November 7, 2002.


             (The remainder of this page intentionally left blank)


                                 (Page 5 of 7)

                                  SIGNATURES


         After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                               SAMUEL J. HEYMAN



                                /s/ SAMUEL J. HEYMAN
                               ---------------------------------------



                               HEYMAN JOINT VENTURE II LLC



                                /s/ SAMUEL J. HEYMAN
                               ---------------------------------------
                               Name: Samuel J. Heyman
                               Title: Manager


Date: November 7, 2002


                                 (Page 6 of 7)

                               INDEX TO EXHIBITS


         E. Press Release of ISP issued November 7, 2002.


                                 (Page 7 of 7)

                                                                    Exhibit E

                            Press Release


FOR IMMEDIATE RELEASE                                 Contact:
---------------------
Thursday, November 7                                  Neal E. Murphy
                                                      Senior Vice President
                                                        and Chief Financial
                                                        Officer
                                                      International Specialty
                                                        Products Inc.
                                                      (973) 872-4200

INTERNATIONAL SPECIALTY PRODUCTS SPECIAL COMMITTEE AND SAMUEL J. HEYMAN REACH AGREEMENT ON GOING PRIVATE PROPOSAL AT PRICE OF $10.30 PER SHARE

         WAYNE, NJ - NOVEMBER 7, 2002 - International Specialty Products Inc. (NYSE: ISP) announced today that a Special Committee of its Board of Directors and its majority stockholder, Samuel J. Heyman, have reached an agreement on a going private transaction in which the holders of ISP's publicly traded shares would receive $10.30 in cash per share.

         The agreement followed a determination by the Special Committee that the transaction consideration is fair to ISP's public shareholders. The Special Committee, which consists of ISP directors who are not officers of ISP, has been negotiating with Mr. Heyman regarding his previously announced proposal of $10 per share. Lehman Brothers Inc. served as financial advisor to the Special Committee.

         The transaction is expected to proceed as a merger and is subject to the approval by ISP's Board of Directors and execution of a definitive merger agreement. ISP's Board of Directors is expected to meet to consider approval of a definitive merger agreement within the next few days. If the merger agreement is approved by ISP's Board as anticipated, completion of the merger will be subject to certain closing conditions, including approval by holders of a majority of ISP's shares and holders of a majority of the votes cast by holders of shares not beneficially owned by Mr. Heyman or the directors or officers of ISP.

         The transaction has a value of approximately $130 million. Mr. Heyman currently beneficially owns approximately 80.9% of ISP's outstanding shares of stock.

                 ADDITIONAL INFORMATION AND WHERE TO FIND IT.

         In connection with the proposed transaction, ISP will file a proxy statement with the SEC. Investors and security holders are advised to read the proxy statement when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the proxy statement (when available) and other documents filed by ISP with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the proxy statement, once available, and the company's other filings with the SEC may also be obtained from ISP by directing a request to ISP Shareholder Relations Department, 1361 Alps Road, Wayne, New Jersey 07470, Telephone:
1-800-526-5315. ISP, its directors and certain executive officers may be deemed under the rules of the SEC to be "participants in the solicitation" of proxies from the security holders of ISP in favor of the transaction. Information about the directors and executive officers of ISP and their ownership of ISP common stock is set forth in the proxy statement, dated April 12, 2002, for ISP's 2002 annual meeting of stockholders, as filed with the SEC on Schedule 14A. Investors and security holders of ISP may obtain additional information regarding the interests of the "participants in the solicitation" by reading the proxy statement relating to the transaction when it becomes available.

                                    * * *

International Specialty Products Inc. is a leading multinational manufacturer of specialty chemicals and mineral products.

         This press release contains forward looking statements, including, without limitation, statements relating to ISP's plans, strategies, objectives, expectations, goals and intentions, which are made in a manner consistent with the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of ISP to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. These factors include: general economic, capital market and business conditions; risks arising from litigation or similar proceedings; and the risks and uncertainties inherent in the negotiation of a definitive merger agreement, satisfaction of the closing conditions to the merger and the consummation of the merger, as well as those factors discussed in the filings of ISP and its subsidiaries with the Securities and Exchange Commission, which are incorporated in this press release by reference. ISP undertakes no obligation, and expressly disclaims any obligation, to publicly update or revise any forward looking statement, whether as a result of new information, future events or otherwise.